[FOR PRELIMINARY REVIEW ONLY - NOT FOR OFFICIAL USE]

September 19, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Jenkins:

Aluminum Corporation of China Limited Form 20-F for Fiscal Year Ended December 31, 2013 Filed April 1, 2014 (the "2013 Annual Report") (File No.001-15264)

Aluminum Corporation of China Limited (the "Company" or "we") refers to the comment of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") on our Form 20-F filing for fiscal year ended December 31, 2013 dated August 13, 2014 (the "Comment Letter"). We have included the Staff's comment in the Comment Letter and numbered our response accordingly:

Item 4. Information on the Company, page 30

B.	Business Overview, page 34

1.

We note your disclosure indicating that your own mines supplied 17,130.2 thousand tonnes of bauxite during 2013. This number appears to be different than the tabulation of the 2013 bauxite production from your individual mines as disclosed on page 42 of your filing. Please advise.

The Company respectfully submits that the "17,130.2 thousand tonnes of bauxite" disclosed on page 40 of the 2013 Annual Report refers to the total amount of bauxite supplied by the Company's own bauxite mines to its alumina refineries in 2013. However, the tabulation disclosed on page 42 of the 2013 Annual Report refers to the production volume of each individual mine in 2013.

In response to the Staff's comment, the Company will revise its disclosures as follows:

* on page 40 of the 2013 Annual Report:

Our own mines supplied approximately 17.1 million tonnes of bauxite to our refineries in 2013, comprising approximately 16.2 million tonnes from our own mines in China and 890,000 tonnes from our own mines in Indonesia.

The following table sets forth the volumes and percentages of bauxite supplied by our own mines, jointly-operated mines and other suppliers for the periods indicated:

	Year Ended December 31,
	2011		2012		2013

	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply	Bauxite Supply	Percentage of Bauxite Supply
		(%)		(%)		(%)
	(in thousand tonnes, except percentages)

Own mines	13,562.3	48.8	17,022.9	50.5	17,130.2	49.0
Jointly-operated mines	4.3	<0.1	-	-	-	-
Other suppliers	14,209.5	51.2	16,689.0	49.5	17,861.1	51.0

Total	27,776.1	100.0	33,711.9	100.0	34,991.3	100.0

		*	on page 41 of the 2013 Annual Report:

For the three years ended December 31, 2011, 2012 and 2013, we extracted approximately 13.6 million tonnes, 17.3 million tonnes and 20.0 million tonnes, respectively, of bauxite from our own mines.

		*	on page 43 of the 2013 Annual Report:

In 2013, we extracted approximately 20.0 million tonnes of bauxite from our own mines and did not experience any mining accidents that involved serious work injuries or death.

2.

We note your disclosure of 77.37 million tonnes of bauxite reserves for your Pingguo mine. Please forward to our engineer, as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves for your Pingguo mine, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

		*	Property and geologic maps

		*	Description of your sampling and assaying procedures

		*	Drill-hole maps showing drill intercepts

		*	Representative geologic cross-sections and drill logs

		*	Description and examples of your cut-off calculation procedures

		*	Cutoff grades used for each category of your reserves and resources

		*	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

		*	A detailed description of your procedures for estimating reserves

		*	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

		*	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

In response to the Staff's request, the Company has compiled such supplemental information on its Pingguo mine in Chinese and formatting as Adobe PDF files on a CD and has engaged Wonderful Sky Financial Group for translation of the original Chinese documents. As a courtesy and for the SEC's convenient review, the Company will provide an English translation on a CD formatted as Adobe PDF files, to the SEC via courier next week. However, if the Commission would like to review the original Chinese documents before the English translation is ready, please confirm accordingly as the Company is able to meet this request.

Upon receipt of the materials, please contact Mr. Junbo Yang, at +86 10 8229 8726 if your engineer has any technical questions. Please note that Mr. Yang can only communicate in Chinese. Therefore, the presence of an interpreter may be required if and when your engineer contacts Mr. Yang.

As mentioned in the comment from the Commission, the Company is providing this information solely on basis for the Commission's confidential review and requests that such information not be publicly filed or released in any way.

	3.	We note your disclosure on page 63 stating that you do not have proven or probable coal reserves. Additionally, we note references to coal reserves on pages 70, F-47 and F-85. Please advise.

The Company submits that the Company has coal reserves for certain mines but not for all of its coal mines due to certain operational factors.

As disclosed on page 64 of the 2013 Annual Report, for coal mines owned and operated by Ningxia Energy, namely, Wangwa mine, Wangwa No. 2 mine, Yingdonggou mine and Yingxingyijing mine, the Company has not established proven or probable reserves in accordance with the United States Securities and Exchange Commission Industry Guide 7 ("Industry Guide 7"). The Company further submits that the above coal mines owned and operated by Ningxia Energy have "economically recoverable reserves" evaluated based on the reserves estimated by external qualified exploration engineers in accordance with the standards set forth in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (the "PRC Standards"), which differ from the standards under Industry Guide 7 in certain material respects. Furthermore, for the coal mines disclosed on page 63 of the 2013 Annual Report, namely, Luochuan mine and the Laodonghe mine, neither proven or probable reserves in accordance with the Industry Guide 7, nor "economically recoverable reserves" under the PRC Standards have been established.

Due to the foregoing, as well as to avoid materially misleading statements in this regard, the Company did not disclose any proven and probable reserves for the above coal mines in its 2013 Annual Report.

As disclosed on pages 70 and F-47 of the 2013 Annual Report, the Company used "economically recoverable reserves" as the basis to amortize the coal mining rights based on unit-of-production. Such "economically recoverable reserves" were historically evaluated by external qualified valuation professionals engaged by the Company based on the reserves estimated by external qualified exploration engineers engaged by the Company in accordance with the PRC Standards.

In response to the Staff's comment, the Company proposes to expand the disclosures as follows in future filings:

		*	on page 64 of the 2013 Annual Report:

We completed the acquisition of 70.82% of the equity interest in Ningxia Energy in January 2013, which holds mining rights or mineral exploration rights for certain coal deposits in Ningxia Autonomous Region. The coal mines owned and operated by Ningxia Energy include Wangwa mine, Wangwa No.2 mine, Yindonggou mine and Yinxingyijing mine, all of which are underground thermal coal mines. The operations at these coal mines are powered by electricity from local power grids and are accessible by public roads. As of the date of this annual report, neither proven nor probable reserves have been established in accordance with the United States Securities and Exchange Commission Industry Guide 7.

		*	on page 70 of the 2013 Annual Report:

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the standards set forth in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (the "PRC Standards"). The estimates of coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

		*	on page F-47 of the 2013 Annual Report:

Coal mining rights are amortized on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (the "PRC Standards") of the mine concerned.

		*	on page F-85 of the 2013 Annual Report:

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC Standards. The estimates of coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

4.

We note your disclosure regarding the commencement of commercial production for your Wangwa and Wangwa No. 2 coal mines. Pursuant to paragraph (a)(4) of Industry Guide 7, only companies engaged in the exploitation of a mineral deposit (reserve) may be termed production stage in filings with the United States Securities and Exchange Commission. Please revise your disclosure such that investors understand that these mines are in the exploration stage until you have established mineral reserves. We suggest substituting certain terms to enhance this clarification such as substituting commercial production with extracting or extraction activities.

The Company respectfully submits that, as mentioned in the response to Comment #3 above, while Wangwa mine and Wangwa No. 2 mine are currently in commercial production, the Company has not established that these mines have proven or probable reserves in accordance with Industry Guide 7. The Company proposes to expand the disclosures on page 64 of the 2013 Annual Report in future filings as mentioned in the response to Comment #3 above.

Item 5. Operating and Financial Review and Prospects, page 66

B.	Liquidity and Capital Resources, page 89

Cash Flows and Working Capital, page 90

Net Cash Flows Generated from Operating Activities, page 90

5.

We note that one of your primary sources of funding is cash generated from operating activities. We note your disclosure only states the balances and changes in the accounts provided on the cash flow statement. Please address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, tell us how you considered expanding your disclosure to address the underlying factors that resulted in the 135% increase in cash flows related to your trade and notes receivable. See guidance in Section IV.B.1 of SEC Release 33-8350.

In response to the Staff's comment, the Company proposes to expand the disclosures as follows in future filings:

For the year ended December 31, 2013, we had net cash generated from operating activities of RMB8,251.3 million, which consisted primarily of net cash flows generated from a profit before tax from continuing operations of RMB883.2 million and a loss before tax from discontinued operation of RMB414.6 million, adjusted for non-operating and non-cash items of RMB6,045.8 million, an inflow of RMB2,090.0 million for changes in working capital and outflow of income tax payment of RMB353.1 million. The non-operating adjustments consisted primarily of interest expense of RMB6,119.7 million and the non-cash adjustments consisted primarily of depreciation of property, plant and equipment of RMB6,956.7 million, respectively. Cash inflows generated from changes of working capital consisted primarily of an (i) increase in trade and notes payables of RMB5,762.7 million, which was primarily due to (a) extended periods of payments for the procurement of raw materials and (b) an increase in procurement of raw materials through bank notes to optimize cash flow management, and (ii) increase in other payables and accrued expenses of RMB4,005.8 million, which was primarily due to (a) extended periods of payments for the procurement of electricity and fuel and (b) an increase in prepayments by our customers, and was partially offset by an (i) increase in trade and notes receivables of RMB4,042.5 million, which was primarily due to the expansion of our trading business and extended periods of payments by our customers, (ii) increase in other current assets of RMB2,541.6 million, which was primarily due to our increased prepayments to certain raw materials suppliers to secure more favorable purchase prices, and (iii) increase in inventories of RMB605.8 million, which was primarily due to our increased alumina production.

For the year ended December 31, 2012, we had cash inflows generated from operating activities of RMB1,122.4 million, which consisted primarily of a loss before tax from continuing operations of RMB7,827.4 million, a loss before tax from discontinued operation of RMB1,264.7 million, adjusted for non-operating and non-cash items of RMB10,954.9 million, an outflow of RMB569.1 million for changes in working capital and outflow of income tax payment of RMB171.3 million. The non-operating adjustments consisted primarily of interest expense of RMB4,913.6 million, and the non-cash adjustments consisted primarily of depreciation of property, plant and equipment of RMB6,141.0 million, respectively. The outflows from changes in working capital consisted primarily of an (i) increase in inventories of RMB1,472.1 million, which was primarily due to our increased alumina production and increased procurement of outsourced alumina and primary aluminum to support our expanded trading business, (ii) decrease in trade and notes payables of RMB1,342.1 million, which was primarily due to the settlement in 2012 of a significant amount of trade payables with certain suppliers that had previously paid through letters of credit, and (iii) increase in other current assets of RMB921.4 million, which was primarily due to our increased prepayments to certain raw materials suppliers to secure more favorable purchase prices, and was partially offset by a decrease in trade and notes receivables of RMB3,015.9 million, which was primarily due to the increase of notes receivables discounted to banks for cash to optimize cash flow management.

For the year ended December 31, 2011, we had net cash generated from operating activities of RMB2,489.8 million, which consisted primarily of a profit before tax from continuing operations of RMB1,110.7 million, a loss before tax from discontinued operation of RMB292.7 million, adjusted for non-operating and non-cash items of RMB8,508.0 million, an outflow of RMB6,558.7 million for changes in working capital and outflow of income tax payment of RMB277.5 million. The non-operating adjustments consisted primarily of interest expense of RMB3,432.4 million, and the non-cash adjustments consisted primarily of depreciation of property, plant and equipment of RMB5,657.2 million, respectively. The outflows from changes in working capital consisted primarily of an (i) increase in trade and notes receivables of RMB3,474.2 million, which was primarily due to increased sales that were settled by bank notes as a result of the expansion of our trading business, (ii) increase in inventories of RMB2,353.2 million, which was primarily due to our increased alumina production, (iii) increase in other current assets of RMB2,089.8 million, which was primarily due to our increased prepayments to certain raw materials suppliers to secure more favorable purchase prices, (iv) increase in restricted cash of RMB550.5 million, which was primarily due to the increase in deposits held for issuance of letters of credit for payment to certain suppliers, and was partially offset by increase in trade and notes payables of RMB2,025.0 million, which was primarily due to extended credit terms granted by certain suppliers whom we paid through letters of credit.

Item 18. Financial Statements, page 142

Note 2. Basis of Preparation and Significant Accounting Policies, page F-16

6.

We note your disclosure that mineral exploration rights are capitalized at the cost of the acquisition and are amortized using the same method as the mining rights since they convert to mining rights and begin to produce. Please expand your policy for the following:

		*	explain when you begin amortizing mineral exploration rights and the basis used to amortize them;

		*	tell us how you considered the guidance in IFRS 6;

		*	tell us when the mineral exploration rights are converted to mining rights;

*

expand your disclosures in future filings to clarify how you define "that a mining company is capable of commercial production", including any specific criteria used to determine the start of production; and

		*	expand your disclosure to clarify if you perform impairment testing of these assets prior to reclassification.

Please provide a draft of your disclosure to be included in future filings.

(1)

The Company respectfully advises the Staff that the Company begins to amortize mineral exploration rights when the mineral exploration rights are converted to mining rights and commercial production has commenced. The mining rights are amortized as follows:

*

Amortization of bauxite and other mining rights is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

			*	Coal mining rights are amortized on a unit-of-production basis over the economically recoverable reserves of the mine concerned.

(2)

The Company respectfully advises the Staff that the Company has considered the guidance in IFRS 6, developed the accounting policy for its exploration and evaluation expenditures, and has been applying it consistently. The Company's exploration and evaluation expenditures primarily consisted of the acquisition consideration of mineral exploration rights, and the outsourced exploration contract fee for the exploration services provided by external qualified exploration companies incurred after the mineral exploration rights was granted. The Company recorded the exploration and evaluation expenditures in the cost of mineral exploration rights, which will be transferred to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable. The expenditures for searching mines or related activities incurred before the mineral exploration rights were granted are very limited and if any, such expenditure was charged to the statement of profit and loss as incurred.

The Company is primarily engaged in the production and sale of aluminum and alumina and related products. Historically, the Company had limited exploration and evaluation activities, and had insignificant exploration and evaluation expenditures. As of December 31, 2013, the total balance of mineral exploration rights is RMB1.32 billion, and the total mining rights is RMB6.92 billion, representing only 0.7% and 3.5% of total assets, respectively. Additionally, out of the total RMB 6.92 billion mining rights, RMB6.23 billion of them were acquired by the Company through the acquisition of Ningxia Energy in January 2013. The Company incurred total exploration and evaluation expenditures of approximately RMB371 million in 2013, which are also insignificant to the Company. In this regard, the Company considers the accounting policy of exploration and evaluation expenditures is not significant to the Company as of and for the year ended December 31, 2013. Therefore, the Company did not disclose related accounting policy in its 2013 Annual Report.

However, the Company will continue to monitor the exploration and evaluation expenditure and when circumstances warrant, the Company will expand the disclosure of related accounting policy in accordance with IFRS 6.

		(3)	Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

(4)

When determining whether "a mining company is capable of commercial production", the Company assesses the stage of each mine under construction. The criteria used to assess the commercial production start date are determined based on the unique nature of each mine construction project. The Company considers various relevant criteria, such as the completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

(5)

An impairment review is performed when there are indicators that the carrying amount of the mining exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as impairment loss.

In response to the Staff's comment, the Company proposes to expand the disclosures as follows in future filings:

On Page F-47 of 2013 Annual Report

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

2.10 Intangible assets

		(b)	Mineral exploration rights and mining rights

The Group's mineral exploration rights and mining rights relate to coal, bauxite and other mines.

			i)	Recognition

Mineral exploration rights and mining rights are initially recorded at the cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortization and impairment.

			ii)	Reclassification

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Mineral exploration rights are subject to amortization when the mineral exploration rights are converted to mining rights and commercial production has commenced.

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria, such as completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

			iii)	Amortization

Amortization of bauxite and other mining rights is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortized on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (the "PRC Standards") of the mine concerned.

			iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as impairment loss.

2.10	Intangible assets, page F-47

(b)	Mining rights and mineral exploration rights, page F-47

7.

We note you use the units-of-production method for determining amortization of your coal mining rights based on economically recoverable reserves of the mine concerned. However, we also note your disclosure on page 63 stating that you do not have proven or probable coal reserves. Please clarify what is included in your "economically recoverable reserves" in your depletion base since you do not appear to have reserves. In this regard, please specify whether the depletion base includes estimates of mineral resources other than proven and probable reserves such as measured, indicated and inferred resources. To the extent that estimates of mineral resources other than proven and probable reserves are included in your depletion base, please quantify the amounts included for each type of resource estimate and discuss the degree of confidence of reliability of that estimate. Please provide draft disclosure to be included in future filings in your response.

The Company respectfully advises the Staff that, although the Company has not established "proven and probable reserves" in accordance with Industry Guide 7, the coal mines owned and operated by Ningxia Energy have "economically recoverable reserves" that were evaluated based on the reserves estimated in accordance with the PRC Standards, as indicated in response to Comment #3. This is the only estimate in the depletion base and there is no other estimate of mineral resources included for coal mines.

Economically recoverable reserves are estimates of coal that can be economically and legally extracted from the Company's coal mines, which are evaluated by external qualified valuation professionals based on the reserves estimated by external qualified engineers in accordance with the PRC Standards.

The Company respectfully advises the Staff that, considering the mining activities are insignificant to the Company as indicated in the response (2) to Comment #6 above, and at the request of the Commission, the Company will expand the disclosure of its coal reserve estimates in its future filings to the extent to describe in the "economically recoverable reserves" in Note 4 as follows in response to the Staff's comment:

Note 4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

(d)

Coal reserve estimates and units-of-production amortization for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserve" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC Standards. The estimates of the coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

Note 4. Significant Accounting Estimates and Judgments, page F-81

8.

We note that you acquired substantial mining rights in your acquisition of Ningxia Electric Power Group Co., Ltd on January 23, 2013. The capitalization of mining interests and subsequent depletion typically requiring substantial management judgment and has substantial estimation uncertainty. Please expand your disclosures to address judgments and estimates of your mining interests.

The Company respectfully advises the Staff that the total balance of mining rights as of December 31, 2013 is RMB6.92 billion, which is only 3.5% of total assets. In this regard, the Company considers the mining rights are not significant to the Company's overall financial position as of December 31, 2013, and the amortization of such is also not significant to the overall financial performance for the year then ended, and that the judgement and estimation used in capitalisation of mining interest and subsequent depletion other than the "economically recoverable reserve" are not significant management judgement and estimation.

The disclosure of the judgments and estimates underlying the "economically recoverable reserve" was previously disclosed under Note 4d) Significant accounting estimate and judgements - Estimate and assumptions-Coal reserve estimates and units-of-production amortization for coal mining rights on page F-85 of the 2013 Annual Report.

Note 40. Contingent Liabilities, page F-182

9.

We note your disclosure on page 24 that you were fined for breaches of environmental laws and regulations and there is no assurance that there will not be any further breaches in the future. Please tell us the nature of the breach, amount of your fines and clarify if there is any ongoing investigation on the matter. Please explain how you evaluated these breaches of environmental matters for contingent liabilities. To the extent you have new or ongoing material investigations, please confirm you will provide disclosure in future filings.

The Company respectfully submits that its Lanzhou branch was warned and fined RMB100,000 (approximately US$16,278) by Lanzhou Municipal Environmental Protection Bureau as a result of its inspection in October 2013 for not installing an online monitoring system and improper treatment and disposal of waste materials. Since this incident, the Company has implemented appropriate rectification measures and there has been no ongoing investigation by the relevant authorities on this matter as of the date of this response. Considering that the breach did not cause pollutant discharge or any material adverse impact on the Company's operations, the Company believes the breach is immaterial in terms of nature and the amount of fines. Therefore, the Company confirms its evaluation of the materiality of such breach and confirms that it will not specifically disclose such breach in its 2013 Annual Report.

Based on the foregoing and considering that there is no further investigation on the abovementioned breach, the Company considered that the possibility of additional penalties or fines due to such breach is remote and therefore did not disclose any contingent liabilities for such breach, as such information would be immaterial to investors.

In addition, the Company was not aware of any new or ongoing investigation of any breach of applicable laws and regulations which could result in a material amount of penalties or fines as of the date of the 2013 Annual Report. Therefore, the Company confirms that it will not disclose any significant contingent liabilities in its 2013 Annual Report.

* * *
In addition to the above reply, as requested by the Commission, the Company hereby acknowledges that:

		*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

		*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

		*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. Thank you in advance for you assistance in this matter.

Yours sincerely,
/s/ Xu Bo
Xu Bo
Secretary to the Board
Aluminum Corporation of China Limited

Encl

Cc:
Lance Chen, Baker & McKenzie LLP